Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Magnum Hunter Resources Corporation
Houston, Texas
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No333-174879) and Form S-8 (Nos. 333-168802, 333-169814, 333-171168, 333-177488, and 333-186674) of Magnum Hunter Resources Corporation (the “Company”) of our reports dated February 25, 2013, relating to Magnum Hunter Resources Corporation’s consolidated financial statements and the effectiveness of its internal control over financial reporting, which appear in this Annual Report on Form 10-K of Magnum Hunter Resources Corporation for the year ended December 31, 2013. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.

/s/ BDO USA, LLP
Dallas, Texas
February 25, 2014